Exhibit 97.1

FreeCast, Inc.

Clawback Policy

FreeCast, Inc. (the “Company”) believes that it is in the best interests of the Company and its shareholders to create and foster a culture of business ethics, integrity and accountability, and that, among other purposes, reinforces the Company’s incentive compensation philosophy. The Board of Directors (the “Board”) therefore adopts this clawback policy to provide for the Company’s recovery of certain compensation in the event of an accounting restatement of the Company’s financial statements resulting from material noncompliance with applicable financial reporting requirements under the federal securities laws (this “Policy”).

This Policy is intended to comply with, and will be interpreted in a manner consistent with, Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”), with Exchange Act Rule 10D-1 promulgated thereunder and with Nasdaq rule 5608 (the “Exchange”), including any official interpretive guidance (together, the “Applicable Clawback Rules”).

Persons Covered by this Policy

This Policy applies to the Company’s current and former Executive Officers, as determined by the Board in accordance with the Applicable Clawback Rules.

For purposes of this Policy, “Executive Officer” means the Company’s chief executive officer, president, chief operations officer, chief financial officer, principal accounting officer (or, if there is no such accounting officer, the controller); any vice president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance); any other officer who performs a policy-making function; and any other person who performs a function similar to a policy-making function on behalf of the Company. This Policy also applies to other senior executives, employees, or classes of employees of the Company as may be determined by the Board in its sole discretion from time to time (together with Executive Officers, “Covered Person”).

The Board requests that each Covered Person sign and return to the Company an acknowledgement that such Covered Person will be bound by the terms and comply with this Policy. However, this Policy is binding on each Covered Person whether or not the Covered Person signs and/or returns any acknowledgment.

Administration of this Policy

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee of the Board, in which case references herein to the Board shall be deemed to be references to the Compensation Committee of the Board. Any determinations made by the Board in respect of this Policy, or to matters as to this Policy’s amendment, enforcement, or otherwise, shall be final and binding on all individuals governed under this Policy as well as any related actions or procedures carried out by the Company’s Executive Officers (as defined herein) that are deemed necessary, appropriate, or advisable to effectuate the purposes of this Policy.

Accounting Restatements Requiring Application of this Policy

If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (an “Accounting Restatement”), then the Board must determine the Excess Compensation, if any, that must be recovered. The Company’s obligation to recover Excess Compensation is not dependent on if or when restated financial statements are filed.

Compensation Covered by this Policy

This Policy applies to certain Incentive-Based Compensation (certain terms used in this Section are defined below) that is Received on or after the date this Policy is adopted by the Board (the “Effective Date”), during the Covered Period while the Company has a class of securities listed on the Exchange. Such Incentive-Based Compensation is considered “Clawback Eligible Incentive-Based Compensation” if the Incentive-Based Compensation is Received by a person after such person became an Executive Officer and the person served as an Executive Officer at any time during the performance period for the Incentive-Based Compensation.

“Excess Compensation” means the amount of Clawback Eligible Incentive-Based Compensation that exceeds the amount of Clawback Eligible Incentive-Based Compensation that otherwise would have been Received had such Clawback Eligible Incentive-Based Compensation been determined based on the restated amounts. Excess Compensation must be computed without regard to any taxes paid and is referred to in the listing standards of the Exchange as “erroneously awarded compensation.”

To determine the amount of Excess Compensation for Incentive-Based Compensation based on stock price or total shareholder return, where it is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received and the Company must maintain documentation of the determination of that reasonable estimate and provide that documentation to the Exchange.

“Excess Share Number” means the number of such securities Received in excess of the number that should have been Received applying the restated Financial Reporting Measure.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For the avoidance of doubt, no compensation that is potentially subject to recovery under this Policy will be earned until the Company’s right to recover under this Policy has lapsed.

“Financial Reporting Measures” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.

Incentive-Based Compensation is “Received” under this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment, vesting, settlement or grant of the Incentive-Based Compensation occurs after the end of that period. For the avoidance of doubt, this Policy does not apply to Incentive-Based Compensation for which the Financial Reporting Measure is attained prior to the Effective Date.

“Covered Period” means the three completed fiscal years immediately preceding the Accounting Restatement Determination Date. In addition, Covered Period can include certain transition periods resulting from a change in the Company’s fiscal year.

“Accounting Restatement Determination Date” means the earliest to occur of: (a) the date the Board, a committee of the Board, or one or more of the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; and (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

Repayment of Excess Compensation

The Company must recover Excess Compensation reasonably promptly and Covered Persons are required to repay Excess Compensation to the Company. Subject to applicable law, the Company may recover Excess Compensation by requiring the Covered Person to repay such amount to the Company by direct payment to the Company or such other means or combination of means as the Board determines to be appropriate (these determinations do not need to be identical as to each Covered Person). These means include (but are not limited to):

(a) requiring reimbursement of cash Incentive-Based Compensation previously paid;

(b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards (including, but not limited to, time-based vesting awards not based on the attainment of any financial reporting measures), without regard to whether such awards are Incentive-Based Compensation or vest based on the achievement of performance goals;

(c) offsetting the amount to be recovered from any unpaid or future compensation to be paid by the Company or any affiliate of the Company to the Covered Person, including (but not limited to) payments of severance that might otherwise be due in connection with a Covered Person’s termination of employment and without regard to whether such amounts are Incentive-Based Compensation;

(d) cancelling outstanding vested or unvested equity awards (including, but not limited to, time-based vesting awards), without regard to whether such awards are Incentive-Based Compensation; and/or

(e) taking any other remedial and recovery action permitted by law, as determined by the Board.

The repayment of Excess Compensation must be made by a Covered Person notwithstanding any Covered Person’s belief (whether or not legitimate) that the Excess Compensation had been previously earned under applicable law and therefore is not subject to clawback.

Any recovery of Excess Compensation will be completed in a manner consistent with the Applicable Clawback Rules. Unless otherwise required by the Applicable Clawback Rules or unless inconsistent with the Applicable Clawback Rules, recovery with respect to any award (or a portion of the award) of options, stock appreciation rights or restricted stock units, or other equity award covering shares of Company stock that is Excess Compensation will be completed by the methods described in this paragraph. If the award is still held at the time of recovery, the Excess Compensation will be recovered by reducing the number of shares underlying the award by the Excess Number. The “Excess Number” is the number of shares Received under an award in excess of the number that should have been Received applying the restated Financial Reporting Measure. However, if the total number of shares that are subject to the award at the time of recovery is less than the Excess Number, then first, all of the shares subject to the award will be forfeited and second, the remaining Excess Number of shares not recoverable by such forfeiture will be recovered as follows. If the award has been exercised or settled, as applicable, but the shares issued under the award have not been sold, then the remaining Excess Number of such shares not yet sold will be required to be returned to the Company.

Solely by way of example, if: (a) a Covered Person Received 100 shares in Clawback Eligible Incentive-Based Compensation under an award of restricted stock units; (b) all 100 shares were issued under the award to the Covered Person; and (c) no less than 20 of those shares would not have been Received applying the restated Financial Reporting Measure, then such 20 shares are the Excess Number constituting Excess Compensation. In this example, the Covered Person would be required to return to the Company such 20 shares that were issued to the Covered Person.

If the sum of (x) the number of shares subject to the award that are reduced and (y) the shares issued under the award that are recovered is less than the Excess Number, and: (i) any shares issued under the award were sold, then the remaining Excess Compensation to be recovered will be equal to the dollar amount of the sale proceeds applicable to the number of shares constituting the remaining Excess Number, applied in chronological order in the case of multiple sales, meaning the earliest sales would be considered first (but net of any exercise price, to reflect any applicable exercise price paid). This paragraph addresses specific situations relating to equity awards, but is not intended to cover all circumstances (for example, if the Covered Person had donated all of the shares issued under an equity award to a charity). In all cases, recovery under this Policy will be completed in accordance with the Applicable Clawback Rules.

In order to prevent duplicative recovery, to the extent the Company recovers pursuant to Section 304 of the Sarbanes-Oxley Act or other Company recovery obligations any Incentive-Based Compensation that also is subject to recovery under this Policy, then, unless prohibited by the Applicable Clawback Rules, the amount already reimbursed by the Covered Person under such obligations will be credited to the required recovery under this Policy.

For the avoidance of doubt, any recovery under this Policy applies only to Excess Compensation. However, in addition to its rights to recovery under this Policy, the Company may take any legal actions it determines appropriate to enforce a Covered Person’s obligations to the Company or to discipline a Covered Person. Failure of a Covered Person to comply with their obligations under this Policy may result in (without limitation) termination of that Covered Person’s employment, institution of civil proceedings, reporting of misconduct to appropriate governmental authorities, reduction of future compensation opportunities or change in role. The decision to take any actions described in the preceding sentence will not be subject to the approval of the Board and can be made by any committee of the Board, or any duly authorized officer of the Company or of any applicable affiliate of the Company. For avoidance of doubt, any decisions of the Company to discipline a Covered Person or terminate the employment of a Covered Person are independent of determinations under this Policy. For example, if a Covered Person was involved in activities that led to an Accounting Restatement, the Company’s decision as to whether or not to terminate such Covered Person’s employment would be made under its employment arrangements with such Covered Person and the requirement to apply this no-fault and non-discretionary clawback policy will not be determinative of whether any such termination is for cause, although failure to comply with this Policy might be something that could result in a termination for cause depending on the terms of such arrangements.

Limited Exceptions to this Policy

The Company must recover the Excess Compensation in accordance with this Policy except to the limited extent that any of the conditions set forth below is met, and the Board determines that recovery of the Excess Compensation would be impracticable:

(a)       The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before reaching this conclusion, the Company must make a reasonable attempt to recover such Excess Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange; or

(b)       Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the legal requirements as such.

Other Important Information in this Policy

This Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer, as well as any other applicable laws, regulatory requirements, rules, or pursuant to the terms of any existing Company policy or agreement providing for the recovery of compensation.

Notwithstanding the terms of any of the Company’s organizational documents (including, but not limited to, the Company’s bylaws), any corporate policy or any contract (including, but not limited to, any indemnification agreement), the Company will not indemnify or provide advancement for any Covered Person against any loss of Excess Compensation. Furthermore, the Company will not pay for or reimburse insurance premiums for an insurance policy that covers potential recovery obligations. In the event that the Company is required to recover Excess Compensation pursuant to this Policy from a Covered Person who is no longer an employee, the Company will be entitled to seek recovery in order to comply with applicable law, regardless of the terms of any release of claims or separation agreement that individual may have signed.

The Board may review and modify this Policy from time to time.

If any provision of this Policy or the application of any such provision to any Covered Person is adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions of this Policy or the application of such provision to another Covered Person, and the invalid, illegal or unenforceable provisions will be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

This Policy will terminate and no longer be enforceable when the Company ceases to be a listed issuer within the meaning of Section 10D of the Exchange Act.